EXHIBIT 2

Cameco Corporation

2004 Consolidated Audited Financial Statements

CAMECO CORPORATION

2004 CONSOLIDATED FINANCIAL STATEMENTS

January 26, 2005

REPORT OF MANAGEMENT’S ACCOUNTABILITY

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco’s code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation’s affairs.

Our shareholders’ independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

/s/ O. Kim Goheen
O. Kim Goheen
Senior Vice-President and Chief Financial Officer

January 26, 2005

AUDITORS’ REPORT

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Saskatoon, Canada

January 26, 2005, except as to note 21(a) which is as of February 28, 2005

Cameco Corporation
CONSOLIDATED BALANCE SHEETS

		(Restated)

As at December 31	2004	2003
	(Thousands)

Assets
Current assets
Cash and cash equivalents	$189,532	$84,069
Accounts receivable	182,951	181,337
Inventories [note 3]	386,936	316,435
Supplies and prepaid expenses	90,923	49,380
Current portion of long-term receivables, investments and other [note 5]	898	54,866

	851,240	686,087

Property, plant and equipment [note 4]	2,281,418	2,119,784
Long-term receivables, investments and other [note 5]	732,262	625,317
Goodwill [note 19]	187,184	—

Total assets	$4,052,104	$3,431,188

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$231,697	$167,002
Dividends payable	8,652	8,515
Current portion of long-term debt [note 6]	—	4,331
Current portion of other liabilities [note 8]	17,317	1,563
Future income taxes [note 13]	38,653	24,237

	296,319	205,648

Long-term debt [note 6]	518,603	601,048
Provision for reclamation [note 7]	166,941	150,444
Other liabilities [note 8]	31,086	36,196
Future income taxes [note 13]	533,024	528,250

	1,545,973	1,521,586
Minority interest	345,611	14,690

Shareholders’ equity
Share capital [note 9]	750,559	708,345
Contributed surplus [note 9]	511,674	505,400
Retained earnings	938,809	694,423
Cumulative translation account [note 10]	(40,522)	(13,256)

	2,160,520	1,894,912

Total liabilities and shareholders’ equity	$4,052,104	$3,431,188

Commitments and contingencies [notes 7,16,21,22]

See accompanying notes to consolidated financial statements.
Approved by the board of directors

Cameco Corporation
CONSOLIDATED STATEMENTS OF EARNINGS

		(Restated)	(Restated)

For the year ended December 31	2004	2003	2002
		(Thousands)

Revenue from
Products and services	$1,048,487	$826,946	$748,334

Expenses
Products and services sold	623,125	538,233	486,155
Depreciation, depletion and reclamation	180,229	125,866	118,327
Administration	69,565	47,610	41,693
Exploration	35,972	21,913	21,532
Interest and other [note 11]	14,264	16,653	7,612
Research and development	1,911	1,717	2,257
Gain on sale of assets	(1,958)	—	(2,670)

	923,108	751,992	674,906

Earnings from operations	125,379	74,954	73,428

Earnings from Bruce Power [note 16]	120,722	107,921	15,769
Other income (expenses) [note 12]	133,421	429	(878)

Earnings before income taxes and minority interest	379,522	183,304	88,319
Income tax expense (recovery) [note 13]	73,285	(21,443)	41,953
Minority interest	27,452	(3,416)	(871)

Net earnings	$278,785	$208,163	$47,237

Basic earnings per common share [note 23]	$1.63	$1.24	$0.28

Diluted earnings per common share [note 23]	$1.56	$1.22	$0.28

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

		(Restated)	(Restated)
For the year ended December 31	2004	2003	2002
		(Thousands)

Retained earnings at beginning of year,
As previously reported	$665,377	$494,341	$478,700
Change in accounting policy for financial instruments [note 2]	29,046	25,569	21,855

As restated	$694,423	$519,910	$500,555
Net earnings	278,785	208,163	47,237
Dividends on common shares	(34,399)	(33,650)	(27,882)

Retained earnings at end of year	$938,809	$694,423	$519,910

See accompanying notes to consolidated financial statements.

Cameco Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS

		(Restated)	(Restated)

For the year ended December 31	2004	2003	2002
		(Thousands)

Operating activities
Net earnings	$278,785	$208,163	$47,237
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	180,229	125,866	118,327
Provision for future taxes [note 13]	50,234	(31,662)	31,684
Deferred charges (revenue) recognized	(19,085)	9,331	1,375
Unrealized gains on derivatives	(7,217)	—	—
Stock-based compensation [note 17]	7,206	2,439	—
Gain on sale of assets	(1,958)	—	(2,670)
Earnings from Bruce Power	(120,722)	(107,921)	(15,769)
Equity in (earnings) loss from associated companies [note 12]	(990)	1,494	1,083
Other income	(124,050)	—	—
Minority interest	27,452	(3,416)	(871)
Other operating items [note 14]	(41,842)	45,462	60,492

Cash provided by operations	228,042	249,756	240,888

Investing activities
Acquisition of net business assets, net of cash acquired	(3,717)	—	—
Additions to property, plant and equipment	(148,273)	(166,840)	(97,895)
Increase in long-term receivables, investments and other	(10,466)	(296,608)	(47,205)
Decrease in long-term receivables, investments and other	—	—	58,296
Proceeds on sale of property, plant and equipment	1,769	242	101

Cash used in investing	(160,687)	(463,206)	(86,703)

Financing activities
Short-term financing	14,544	—	—
Decrease in debt	(169,083)	(25,848)	(130,295)
Increase in debt	100,300	58,659	5,987
Restricted cash	—	342	11,138
Issue of convertible debentures, net of issue costs	—	223,032	—
Issue of shares	41,281	27,411	10,903
Subsidiary issue of shares	101,234	—	—
Dividends	(34,262)	(32,275)	(27,944)

Cash provided by (used in) financing	54,014	251,321	(130,211)

Increase in cash during the year	121,369	37,871	23,974
Exchange rate changes on foreign currency cash balances	(15,906)	(11,898)	385
Cash at beginning of year	84,069	58,096	33,737

Cash at end of year	$189,532	$84,069	$58,096

Supplemental cash flow disclosure
Interest paid	$35,968	$31,026	$33,632
Income taxes paid	$18,262	$11,537	$5,309

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2004, 2003 and 2002

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, “Cameco” or “the company”) are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco’s 52.7% subsidiary Centerra Gold Inc. (“Centerra”) is involved in the exploration for and the development, mining and sale of gold.

2. Accounting Policies

(a) Significant Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

(b) Changes in Accounting Policies

(i) Financial Instruments

Effective January 1, 2004, Cameco has adopted the amendments to CICA Handbook Section 3860 Financial Instruments. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. The amendments to this section address the balance sheet presentation of financial instruments as liabilities or equity. Accordingly, amounts previously reflected as equity charges are now recorded as interest expense. In addition, an increased amount of interest has been capitalized to property, plant and equipment. The cumulative effect of the change in policy on the balance sheets and statements of earnings is as follows:

	2003	2002
	(Thousands)

Long-term receivables, investments and other	$14,067	$7,122
Property, plant and equipment	49,233	43,339

	$63,300	$50,461

Future income taxes	$26,576	$21,204
Long-term debt	361,670	197,450
Shareholders’ equity	(324,946)	(168,193)

	$63,300	$50,461

Net earnings	$3,477	$3,714

Earnings per share	$0.02	$0.02

For the year ended December 31, 2004, the change in policy had a positive impact on net earnings of $7,100,000, which caused a $0.04 change in the basic earnings per share.

(ii) Hedging Relationships

Effective January 1, 2004, Cameco adopted the new Canadian Accounting Guideline, Hedging Relationships, which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

3.	Inventories

	2004	2003
	(Thousands)

Uranium
Concentrate	$312,042	$260,211
Broken ore	12,123	9,680

	324,165	269,891

Conversion	36,098	44,472

Gold
Finished	12,651	297
Broken ore	14,022	1,775

	26,673	2,072

Total	$386,936	$316,435

4.	Property, Plant and Equipment

		Accumulated		(Restated)
		Depreciation	2004	2003
	Cost	and Depletion	Net	Net
			(Thousands)

Uranium
Mining	$2,649,862	$1,297,333	$1,352,529	$1,397,118
Non-producing	446,753	—	446,753	389,605

Conversion	285,243	150,574	134,669	126,971

Gold
Mining	833,032	511,831	321,201	55,930
Non-producing	2,970	—	2,970	130,925

Other	40,374	17,078	23,296	19,235

Total	$4,258,234	$1,976,816	$2,281,418	$2,119,784

5.	Long-Term Receivables, Investments and Other

		(Restated)
	2004	2003
	(Thousands)

Bruce Power L.P. [note 16]
Interest in Bruce Power L.P.	$569,013	$456,520
Loan receivable	75,195	77,028
Kumtor Gold Company
Subordinated loan - principal	—	52,590
Subordinated loan - interest	—	2,261
Reclamation trust fund	4,893	1,677
Investments in associated companies
Investment in Technology Commercialization International, Inc.	2,647	4,889
Investment in UEX Corporation (market $81,054)	8,339	3,791
Portfolio investments
Energy Resources of Australia Ltd (market $79,000)	18,208	18,208
General Hydrogen Corporation	6,323	6,323
Deferred charges
Debt issue costs	6,934	14,738
Gold hedges	9,894	5,724
Currency hedges	—	234
Investment in Huron Wind L.P.	2,616	2,725
Advances receivable	15,104	16,693
Accrued pension benefit asset [note 18]	10,132	10,630
Other	3,862	6,152

	733,160	680,183
Less current portion	(898)	(54,866)

Net	$732,262	$625,317

6.	Long-Term Debt

		(Restated)
	2004	2003
	(Thousands)

Convertible debentures	$202,370	$200,120
Commercial paper	166,233	65,934
Debentures	150,000	150,000
Preferred securities	—	161,550
Kumtor Gold Company
Senior debt	—	7,324
Subordinated debt	—	8,616
Equipment loan	—	11,835

	518,603	605,379

Less current portion	—	(4,331)

Net	$518,603	$601,048

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000 [note 9], resulting in an effective interest rate of 6.85%. As a result of the change in accounting policy regarding financial instruments, the amount is reflected as contributed surplus. Following Cameco’s three-for-one stock split on December 29, 2004, the conversion price is $21.67 per share, a rate of approximately 46.2 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.

The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2004 and was approximately $477,250,000.

Cameco has a $500,000,000 five-year unsecured revolving credit facility that is available until November 30, 2009. Cameco may borrow directly from investors by issuing commercial paper. Commercial paper outstanding at December 31, 2004 was $166,233,000 (Cdn) (2003 - $61,419,000 (Cdn) and $3,493,000 (US)) and bears interest at an average rate of 2.5% (2003 - 2.6%). These amounts are classified as long-term debt.

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco had issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047 accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

On December 17, 2004, Cameco redeemed all of the outstanding $125,000,000 (US) of preferred securities. As a result of the redemption, Cameco recorded a pre-tax charge of $6,817,000 (Cdn) to net earnings [note 11] for the remaining unamortized portion of the issue costs.

Cameco has $243,200,000 ($165,900,000 (Cdn) and $64,200,000 (US)) in committed letter of credit facilities. Outstanding letters of credit at December 31, 2004 amounted to $203,570,000 (2003 - $202,745,000). The majority of the letters of credit relate to future decommissioning and reclamation liabilities [note 7].

The table below represents currently scheduled maturities of long-term debt over the next five years.

(Thousands)

2005	$—
2006	150,000
2007	—
2008	—
2009	166,233
Thereafter	202,370

Total	$518,603

7.	Provision for Reclamation

Cameco’s estimates of future asset retirement obligations are based on reclamation standards that meet or exceed regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $237,000,000. These estimates are reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $163,643,000 in the form of letters of credit to satisfy current regulatory requirements.

Following is a reconciliation of the total liability for asset retirement obligations:

	2004	2003	2002
	(Thousands)

Balance, beginning of year	$150,444	$159,344	$138,445
Acquisition of Kumtor interest [note 20]	14,852	—	—
Additions to liabilities	2,074	—	19,600
Liabilities settled	(4,357)	(13,214)	(6,878)
Accretion expense	9,246	8,757	8,077
Impact of foreign exchange	(5,318)	(4,443)	100

Balance, end of year	$166,941	$150,444	$159,344

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:

(i)	Total undiscounted amount of the estimated cash flows - $237,000,000.

(ii)	Expected timing of payment of the cash flows - timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates - 7.5% for operations in North America; 6.8% for operations in Kyrgyzstan; 8.5% for operations in Mongolia.

The asset retirement obligations liability is comprised of:

	2004	2003
	(Thousands)

Uranium	$96,803	$92,279
Conversion	47,090	48,706
Gold	23,048	9,459

Total	$166,941	$150,444

8.	Other Liabilities

	2004	2003
	(Thousands)

Deferred revenue
Currency hedges	$22,975	$24,722
Gold hedges	—	3,377
Short-term financing	14,544	—
Accrued post-retirement benefit liability [note 18]	4,460	3,389
Other	6,424	6,271

	48,403	37,759

Less current portion	(17,317)	(1,563)

Net	$31,086	$36,196

9.	Share Capital

On December 9, 2004, the Board of Directors of Cameco approved a split of the company’s outstanding common shares on a three-for-one basis. The stock split was effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on December 31, 2004. The company’s common shares commenced trading on a split basis on December 29, 2004 on the Toronto Stock Exchange and January 7, 2005 on the New York Stock Exchange. All equity-based benefit plans have been adjusted to reflect the stock split. All share and per-share data have been adjusted to reflect the stock split. If this data had not been adjusted, basic earnings per common share would have been $4.89 (2003 - $3.71; 2002 - $0.85).

Authorized share capital:

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share

(a)	Common Shares

		(Restated)	(Restated)
Number Issued	2004	2003	2002
	(Number of Shares)

Beginning of year	170,308,269	167,957,619	167,014,320

Issued:
Stock option plan [note 17]	2,731,800	2,350,650	943,299

Issued share capital	173,040,069	170,308,269	167,957,619

Amount	2004	2003	2002
	(thousands)

Beginning of year	$711,063	$685,491	$676,404

Issued:
Stock option plan [note 17]	40,082	25,572	9,087

Issued share capital	751,145	711,063	685,491
Less loans receivable [note 17]	(586)	(2,718)	(4,557)

End of year	$750,559	$708,345	$680,934

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Contributed Surplus

	2004	2003
	(Thousands)

Beginning of year
As previously reported	$505,400	$472,488
Change in accounting policy for financial instruments [notes 2, 6]	—	30,473

As restated	505,400	502,961
Stock-based compensation [note 17]	7,206	2,439
Options exercised [note 17]	(932)	—

End of year	$511,674	$505,400

10.	Cumulative Translation Account

The balance represents the cumulative unrealized net exchange loss on Cameco’s net investments in foreign operations and on the foreign currency debt designated as hedges of the net investments.

11.	Interest and Other

		(Restated)	(Restated)
	2004	2003	2002
	(Thousands)

Interest on long-term debt	$40,014	$38,901	$31,715
Redemption of preferred securities	6,817	—	—
Other interest and financing charges	3,870	2,221	2,039
Foreign exchange (gains) losses	331	3,620	(1,648)
Mark-to-market loss	—	—	1,811
Unrealized gains on derivatives	(7,217)	—	—
Interest income	(4,819)	(6,776)	(6,842)
Capitalized interest	(24,732)	(21,313)	(19,463)

Net	$14,264	$16,653	$7,612

As a result of the Kumtor pit wall failure in 2002, certain gold contracts designated as hedges of Kumtor’s gold production were no longer effective. Mark-to-market losses on these contracts have been expensed.

12.	Other Income (Expenses)

	2004	2003	2002
	(Thousands)

Restructuring of gold business	$122,946	$—	$—
South Texas Project break fee	8,102	—	—
Dividends on portfolio investments	1,383	1,923	205
Equity in earnings (loss) of associated companies	990	(1,494)	(1,083)

Net	$133,421	$429	$(878)

13.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

		(Restated)
	2004	2003
	(Thousands)

Assets
Property, plant and equipment	$87,203	$38,409
Provision for reclamation	49,903	44,129
Foreign exploration and development	32,479	37,566
Other	5,621	743

Future income tax assets before valuation allowance	175,206	120,847

Valuation allowance	(95,500)	(67,499)

Future income tax assets, net of valuation allowance	$79,706	$53,348

Liabilities
Property, plant and equipment	$568,275	$551,481
Inventories	7,511	5,060
Long-term investments and other	75,597	49,294

Future income tax liabilities	$651,383	$605,835

Net future income tax liabilities	$571,677	$552,487
Less current portion	(38,653)	(24,237)

	$533,024	$528,250

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

		(Restated)	(Restated)
	2004	2003	2002
	(Thousands)

Earnings before income taxes and minority interest	$379,522	$183,304	$88,319
Combined federal and provincial tax rate	43.5%	44.1%	45.4%

Computed income tax expense	165,092	80,837	40,097
Increase (decrease) in taxes resulting from:
Change in tax legislation	—	(81,300)	—
Provincial royalties and other taxes	5,541	7,380	8,883
Federal resource allowance	2,251	(1,506)	(5,918)
Manufacturing and processing deduction	(7,439)	(8,443)	(283)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(61,398)	(18,968)	(7,379)
Non-taxable portion of capital gain	(28,448)	—	—
Change in valuation allowance	(11,185)	—	—
Large corporations and other taxes	5,780	4,988	4,521
Other	3,091	(4,431)	2,032

Income tax expense (recovery)	$73,285	$(21,443)	$41,953

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provided for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $86,200,000.

In 2003, the Ontario government introduced amendments to the Corporations Tax Act which provided for an increase in the corporate tax rate on all income. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was an increase of $4,900,000.

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Current income taxes
Canada	$15,310	$6,984	$7,895
United States	1,348	—	—
Other	6,393	3,235	2,374

	$23,051	$10,219	$10,269

Future income taxes (recovery)
Canada	$57,329	$(30,786)	$32,501
United States	(5,107)	—	—
Other	(1,988)	(876)	(817)

	$50,234	$(31,662)	$31,684

Net	$73,285	$(21,443)	$41,953

14. Statements of Cash Flows

      Other Operating Items

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Changes in non-cash working capital:
Accounts receivable	$4,660	$8,329	$27,601
Inventories	(51,913)	(11,590)	10,932
Supplies and prepaid expenses	(16,629)	(3,649)	(5,082)
Accounts payable and accrued liabilities	19,907	31,989	22,267
Hedge position settlements	3,634	30,852	14,794
Reclamation payments	(5,186)	(9,903)	(6,878)
Other	3,685	(566)	(3,142)

Total	$(41,842)	$45,462	$60,492

 15. Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%

Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. The majority of the uranium mining and development property, plant and equipment as disclosed in note 4 are held in joint ventures.

Prior to the acquisition of the remaining 66.67% interest in Kumtor Gold Company (KGC) [note 20], Cameco’s gold joint venture interest was comprised of a 33.33% interest in KGC. Cameco proportionately consolidated its 33.33% interest in KGC. KGC obtains revenue directly from the sale of products. Cameco’s share of the assets and liabilities, revenue and expenses and cash flows relating to the Kumtor joint venture was as follows:

2003
(Thousands)

Current assets	$27,795
Property, plant and equipment	61,771

Total assets	$89,566

Current liabilities	$7,458
Long-term liabilities	51,305
Equity	30,803

Total liabilities and equity	$89,566

	2003	2002
	(Thousands)

Revenues	$109,287	$82,361
Expenses	(99,863)	(92,036)

Net earnings (loss)	$9,424	$(9,675)

Prior to the acquisition of the remaining interest in KGC [note 20], Cameco’s proportionate share of earnings in 2004 was $17,222,000.

Cash provided by (used in):

	2003	2002
	(Thousands)

Operating activities	$36,810	$13,142
Investing activities	(4,112)	(4,716)
Financing activities	(29,033)	(16,013)

Increase (decrease) in cash during the year	$3,665	$(7,587)

16. Investment in Bruce Power L.P. (Bruce Power)

(a) Investment

On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy). Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. TransCanada and BPC each hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco is using the equity method to account for this investment.

Cameco’s purchase price for the additional interest in Bruce Power was approximately $204,466,000 including final closing adjustments. The purchase price was initially financed with cash and debt. The purchase price of Cameco’s incremental 16.6% has been allocated as follows:

(Thousands)

Net book value of assets acquired	$149,056
Excess of fair value over book value of property, plant and equipment	144,545
Valuation of Bruce Power sales agreements	(68,593)
Pension liability	(20,542)

$204,466

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $144,545,000 over Cameco’s incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007. The approximate amount of pre-tax income relating to the amortization of the fair value allocated to these contracts is as follows:

(Thousands)

2003	$20,071
2004	19,341
2005	13,133
2006	15,192
2007	856

Total	$68,593

The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual pre-tax amortization to income of $1,867,000.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to Ontario Power Generation Inc. (OPG). Cameco’s share was $75,000,000 plus accrued interest. This loan is due February 14, 2008 and bears interest at 10.5% per annum.

Bruce Power holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.

Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $23,666,667.

(ii)	Guarantees to customers under power sale agreements of up to $121,000,000. At December 31, 2004, Cameco’s actual exposure under these guarantees was $48,410,000.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58,333,000.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

Cameco, TransCanada, and BPC have assumed all obligations regarding Bruce Power’s post-retirement and post-employment benefit programs. The plans, which cover all of Bruce Power’s employees, include pension, group life insurance, health care and long-term disability benefits. At December 31, 2004, the pension benefit plans’ accrued benefit assets totaled $111,000,000 (2003 - $89,000,000). At December 31, 2004, the other unfunded benefit plans’ accrued benefit liability totaled $254,000,000 (2003 - $219,000,000).

(b) Fuel Supply Agreements

Cameco has entered into fuel supply agreements with Bruce Power for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2004, sales of uranium and conversion services to Bruce Power amounted to $24,786,000 (2003 - $25,462,000), approximately 2.4% (2003 - 3.1%) of Cameco’s total revenue. At December 31, 2004, amounts receivable under these agreements totaled $20,887,000 (2003 - $30,193,000).

(c) Supplementary Information – Bruce Power L.P. (100%)

      Balance Sheets

(Millions)	2004	2003

Assets
Current assets	$390	$316
Property, plant and equipment	2,233	2,034
Long-term receivables and investments	172	173

	$2,795	$2,523

Liabilities and Partners’ Capital
Current liabilities	$246	$329
Long-term debt	1,126	1,108

	1,372	1,437

Partners’ capital	1,423	1,086

	$2,795	$2,523

Statements of Earnings

(Millions)	2004	2003	2002

Revenue	$1,583	$1,208	$919
Operating costs	1,178	853	750

Earnings before interest and taxes	405	355	169
Interest	67	69	63

Earnings before taxes	338	286	106

Cameco’s share (i)	107	77	16
Adjustments (ii)	14	31	—

Cameco’s share of earnings before taxes	$121	$108	$16

(i)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(ii)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

Statements of Cash Flows

(Millions)	2004	2003	2002

Cash provided by operations	$439	$387	$185
Cash used in investing	(359)	(528)	(432)
Cash (used in) provided by financing	(98)	131	220

17. Stock-Based Compensation Plans

     Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full. Outstanding loans are shown as a reduction of share capital [note 9].

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 15,730,209, of which 8,069,637 shares have been issued.

Stock option transactions for the respective years were as follows:

		(Restated)	(Restated)
	2004	2003	2002
	(Number of Shares)

Beginning of year	6,120,000	6,671,250	6,587,349
Options granted	2,085,000	2,119,050	1,467,150
Options exercised [note 9]	(2,731,800)	(2,350,650)	(943,299)
Options cancelled	(604,530)	(319,650)	(439,950)

End of year	4,868,670	6,120,000	6,671,250

Exercisable	1,626,900	2,862,300	3,994,650

Upon exercise of certain existing options, additional options in respect of 148,950 shares would be granted.

Weighted average exercise prices were as follows:

		(Restated)	(Restated)
	2004	2003	2002

Beginning of year	$13.41	$12.99	$12.45
Options granted	22.84	12.86	14.63
Options exercised	14.40	10.88	9.63
Options cancelled	26.33	19.35	17.44

End of year	$15.28	$13.41	$12.99

Exercisable	$12.53	$14.60	$13.80

Total options outstanding and exercisable at December 31, 2004 were as follows:

2004		Options Outstanding		Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
Option Price		Remaining	Exercisable		Exercisable
Per Share	Number	Life	Price	Number	Price

$5.00 - $11.67	725,550	4	$8.81	725,550	$8.81
11.68 - 18.33	2,482,650	6	13.11	785,250	14.16
18.34 - 25.17	1,651,320	7	21.29	116,100	24.74
25.18 - 33.23	9,150	10	31.14	—	—

	4,868,670			1,626,900

The foregoing options have expiry dates ranging from February 14, 2005 to November 2, 2014.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes a fair value based method of accounting for stock-based compensation plans which Cameco has adopted effective January 1, 2003.

For the year ended December 31, 2004, Cameco has recorded compensation expense of $7,206,000 (2003- $2,439,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2004.

Since Cameco’s stock option awards vest over three years, the compensation expense included in the determination of net income for 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of CICA Section 3870.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

		(Restated)	(Restated)
	2004	2003	2002
	(Thousands)

Net earnings – as reported	$278,785	$208,163	$47,237
Add: Stock option employee compensation expense included in reported net earnings	7,206	2,439	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(7,810)	(3,893)	(2,261)

Net earnings – pro forma	$278,181	$206,709	$44,976

Pro forma basic earnings per share	$1.62	$1.23	$0.27
Pro forma diluted earnings per share	$1.55	$1.21	$0.27

The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002

Number of options granted	2,085,000	2,119,050	1,467,150
Average strike price	$22.84	$12.87	$14.61
Expected dividend	$0.20	$0.20	$0.17
Expected volatility	37%	20%	20%
Risk-free interest rate	3.3%	4.1%	5.0%
Expected life of option	4 years	5 years	5 years
Expected forfeitures	15%	10%	17%
Weighted average grant date fair values	$6.78	$2.71	$3.61

Deferred Share Unit (DSU) and Other Plans

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In 2004, sixty percent of each director’s annual retainer was paid in DSU’s. In addition, on an annual basis directors can elect to receive the remaining forty percent of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last twenty trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2004, the total DSUs held by participating directors was 125,033 (2003 - 101,484).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2004, the number of options held by participating employees was 288,900 (2003 - 302,400) with exercise prices ranging from $9.61 to $21.03 per share (2003 - $9.61 to $14.61) and a weighted average exercise price of $16.70 (2003 - $12.38).

18.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance, to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations on the plans is January 1, 2003. The next planned effective date for valuation of the plans is set to be January 1, 2006. The status of the defined plans is as follows:

(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(Thousands)		(Thousands)

Balance at beginning of year	$15,380	$14,595	$3,389	$4,092
Current service cost	806	806	186	129
Interest cost	1,031	984	271	206
Actuarial gain	—	(483)	(26)	(952)
Plan amendments	—	—	772	—
Benefits paid	(576)	(522)	(132)	(86)
Foreign exchange rate changes	(163)	—	—	—

Balance at end of year	$16,478	$15,380	$4,460	$3,389

(b)	Plan Assets

	Pension Benefit Plans
	2004	2003
	(Thousands)

Fair value at beginning of year	$21,758	$10,684
Actual return on plan assets	885	711
Employer contributions	1,134	10,885
Benefits paid	(576)	(522)

Fair value at end of year	$23,201	$21,758

Plan assets consist of:

	Pension Benefit Plans
	2004	2003

Asset Category (i)`
Equity securities	32%	35%
Bonds	22%	15%
Cash	0%	2%
Other (ii)	46%	48%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2004 and 2003 respectively.

(ii)	Other relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
	(Thousands)		(Thousands)

Fair value of plan assets	$23,201	$21,758	$—	$—
Accrued benefit obligation	16,478	15,380	4,460	3,389

Funded status of plans - surplus (deficit)	6,723	6,378	(4,460)	(3,389)

Unamortized net actuarial loss	1,740	1,887	—	—
Unamortized transitional obligation	1,669	2,365	—	—

Accrued benefit asset (liability)	$10,132	$10,630	$(4,460)	$(3,389)

Accrued Benefit Asset (Liability)
Recognized
Long-term receivables, investments and other [note 5]	$10,132	$10,630	$—	$—
Other liabilities [note 8]	—	—	(4,460)	(3,389)

Accrued benefit asset (liability)	$10,132	$10,630	$(4,460)	$(3,389)

(d)	Net Pension Expense

	2004	2003	2002
	(Thousands)

Current service cost	$806	$806	$743
Interest cost	1,031	984	835
Actual (return) loss on plan assets	(885)	(711)	527
Actuarial gains	—	(483)	—

Balance prior to adjustments to recognize the long term nature of employee future benefit costs	952	596	2,105
Difference between expected and actuals return on plan assets in the year	60	110	(970)
Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligation for year	87	672	58
Amortization of transitional obligation	694	694	694

Defined benefit pension expense	1,793	2,072	1,887
Defined contribution pension expense	5,418	4,857	4,466

Net pension expense	$7,211	$6,929	$6,353

	2004	2003	2002

Significant assumptions at December 31
Discount rate	6.5%	6.5%	6.0%
Rate of compensation increase	4.5%	4.5%	4.5%
Long term rate of return on assets	7.0%	7.0%	8.0%

(e)	Other Post-Retirement Benefit Expense (Gain)

	2004	2003	2002
	(Thousands)

Current service cost	$186	$129	$147
Interest cost	271	206	230
Actuarial gains	(26)	(952)	—
Plan amendment costs	772	—	—

Other post-retirement benefit expense (gain)	$1,203	$(617)	$377

	2004	2003	2002

Significant assumptions at December 31
Discount rate	6.5%	6.5%	7.5%
Initial health care cost trend rate	11%	11%	6%
Cost trend rate declines to	6%	6%	6%
Year the rate reaches its final level	2008	2008	—

(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2004	2003	2002
	(Thousands)

Employer contributions to funded pension plans	$567	$10,885	$610
Benefits paid for unfunded benefit plans	132	86	94
Cash contributions to defined contribution plans	5,418	4,857	4,466

Total cash payments for employee future benefits	$6,117	$15,828	$5,170

19.	Goodwill

The acquisitions undertaken as part of the gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(Thousands)

Balance, beginning of year	$—
Acquired during the year
KGC [note 20]	178,733
AGR [note 20]	35,573
Change in foreign exchange rate	(27,122)

Balance, end of year	$187,184

20.	Restructuring of the Gold Business

(a)	Initial Public Offering

Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%. On July 28, 2004, the underwriters to the initial public offering of Centerra exercised their over-allotment option to acquire an additional 1,875,000 shares for net proceeds of $27,609,000.

(b)	Acquisition of 66.7% Interest in KGC

Pursuant to the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 66.7% interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold’s Inc.’s 33.3% interest was accounted for by the proportionate consolidation method.

The values assigned to the net assets acquired are as follows:

(Restated)
(Thousands)

Cash and other working capital	$58,700
Property, plant and equipment	192,071
Goodwill [note 19]	178,733
Asset retirement obligation [note 7]	(14,852)
Subordinated debt	(44,282)
Future tax liability	(12,756)

Net assets acquired	$357,614

Financed by:
Cash	$15,158
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,622
Common shares of Centerra	276,679

$357,614

(c)	AGR Limited

(i)	Acquisition of 56.2% Interest in AGR Limited

On March 5, 2002, Cameco acquired a 52.2% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95.0% interest in the Boroo gold deposit located in Mongolia. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighboring property. In exchange, AGR issued 240,000,000 shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

(Thousands)

Cash and other working capital	$13,845
Property, plant and equipment	27,054
Minority interest	(18,981)

Net assets acquired	$21,918

Financed by:
Cash	$19,562
Property, at carrying value	2,356

$21,918

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) for further exploration in the area in exchange for an incremental 4% interest in AGR (43,000,000 shares), increasing its total interest to 56.2% at December 31, 2002. Upon restructure, the 56.2% interest was transferred to Centerra.

(ii)	Acquisition of 43.8% Interest in AGR Limited

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are included as it was already a consolidated subsidiary. Subsequent to June 30, 2004, Centerra acquired the remaining 0.1% ownership interests in AGR, making it a wholly owned subsidiary of Centerra.

The values assigned to the net assets acquired are as follows:

(Restated)
(Thousands)

Reduction of minority interest	$18,915
Mark-to-market loss on hedge contracts	(7,946)
Property, plant and equipment	32,253
Goodwill [note 19]	35,573
Future tax asset	(1,971)

Net assets acquired	$76,824

Financed by:
Common shares of Centerra	$76,637
Cash	187

$76,824

(d)	Exchange of KGC Subordinated Debt

Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

(Restated)
(Thousands)

Fair value of exchange amount:
Common shares issued	$47,449
Cash	18,975

66,424
Net book value of subordinated debt acquired	(53,906)

Loss on exchange of debt	$12,518

(e)	Dilution Gain

The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a pre-tax gain of $139,000,000.

21.	Commitments and Contingencies

(a)	An action was commenced in the Court of Queen’s Bench for Saskatchewan on December 4, 1996 against Cameco Corporation, Cameco Gold Inc., Kumtor Operating Company, Kumtor Mountain Corporation et al by the estates and certain dependants of the nine individuals killed in the helicopter accident that occurred in Kyrgyzstan on October 4, 1995. The plaintiffs are seeking damages of $20,700,000. The defendants are defending this action.

On February 3, 2005, the lawsuit was settled and there was no financial impact on Cameco.

(b)	A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortious interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and is now seeking leave to appeal to the Supreme Court of the United States.

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations or liquidity.

(c)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. A scheduling order has been issued that will see this dispute go to non-jury trial on June 20, 2005. The pre-trial discovery process continues and some depositions have been completed.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material impact on Cameco’s financial position, results of operations and liquidity.

(d)	Commitments

At December 31, 2004, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2005	$132
2006	113
2007	123
2008	111
2009	91
Thereafter	332

Total	$902

22.	Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco’s financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco enters into forward sales contracts to establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur. During 2004, all gold instruments were closed.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco’s financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

Currency

At December 31, 2004, Cameco had hedged $747,800,000 (US) at an average exchange rate of $1.30 designated to various dates through 2009 as follows:

(Thousands)

2005	$347,800
2006	185,000
2007	130,000
2008	85,000
2009	—

Total	$747,800

These hedge positions consist entirely of spot-deferred forward contracts. The average exchange rate reflects contract prices as at December 31, 2004 to their initial maturity date which is earlier than the designation date in many cases. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as hedge contracts are extended to their final designation date.

At December 31, 2004, Cameco’s net mark-to-market gain on these foreign currency instruments was $68,478,000 (Cdn).

23.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2004 was 171,444,861 (2003 - 168,358,671; 2002 - 167,342,934).

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Basic earnings per share computation

Net earnings	$278,785	$208,163	$47,237

Weighted average common shares outstanding	171,445	168,359	167,343

Basic earnings per common share	$1.63	$1.24	$0.28

Diluted earnings per share computation

Net earnings	$278,785	$208,163	$47,237
Dilutive effect of:
Convertible debentures	8,055	2,290	—

Net earnings, assuming dilution	$286,840	$210,453	$47,237

Weighted average common shares outstanding	171,445	168,359	167,343
Dilutive effect of:
Convertible debentures	10,615	2,850	—
Stock options	2,169	1,947	105

Weighted average common shares outstanding, assuming dilution	184,229	173,156	167,448

Diluted earnings per common share	$1.56	$1.22	$0.28

Options whose exercise price was greater than the average market price were excluded from this calculation. In 2004, there were no options whose exercise price was greater than the average market price.

24.	Segmented Information

Cameco has four reportable segments: uranium, conversion, power and gold. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services. The power segment involves the generation and sale of electricity.The gold segment involves the exploration for, mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) Business Segments

2004

			(i)			(i)
(Millions)	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$581.5	$144.5	$519.9	$322.5	$1,568.4	$(519.9)	$1,048.5

Expenses
Products and services sold	377.9	101.9	320.0	143.3	943.1	(320.0)	623.1
Depreciation, depletion and reclamation	99.5	9.6	67.8	71.1	248.0	(67.8)	180.2
Exploration	17.0	—	—	19.0	36.0	—	36.0
Research and development	—	1.9	—	—	1.9	—	1.9
Other	(1.8)	—	11.4	(123.5)	(113.9)	(11.4)	(125.3)
Gain on sale of assets	(1.7)	—	—	(0.3)	(2.0)	—	(2.0)
Earnings from Bruce Power						(120.7)	(120.7)
Non-segmented expenses							75.7

Earnings before income taxes and minority interest	90.6	31.1	120.7	212.9	455.3	—	379.6

Income tax expense							73.3
Minority interest							27.5

Net earnings							$278.8

Assets	$2,455.0	$206.4	$1,079.6	$742.1	$4,483.1	$(431.0)	$4,052.1
Capital expenditures for the year	$122.5	$14.0	$114.3	$11.8	$262.6	$(114.3)	$148.3

2003 (Restated)

			(i)			(i)
(Millions)	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$570.3	$142.4	$371.9	$114.2	$1,198.8	$(371.9)	$826.9

Expenses
Products and services sold	394.2	91.8	228.2	52.2	766.4	(228.2)	538.2
Depreciation, depletion and reclamation	93.5	10.9	34.6	21.5	160.5	(34.6)	125.9
Exploration	13.2	—	—	8.7	21.9	—	21.9
Research and development	—	1.7	—	—	1.7	—	1.7
Other	(0.4)	—	1.2	—	0.8	(1.2)	(0.4)
Earnings from Bruce Power						(107.9)	(107.9)
Non-segmented expenses							64.1

Earnings before income taxes and minority interest	69.8	38.0	107.9	31.8	247.5	—	183.4

Income tax recovery							(21.4)
Minority interest							(3.4)

Net earnings							$208.2

Assets	$2,365.6	$180.0	$992.3	$347.4	$3,885.3	$(454.1)	$3,431.2
Capital expenditures for the year	$72.5	$6.0	$156.5	$88.3	$323.3	$(156.5)	$166.8

2002 (Restated)

			(i)			(i)
(Millions)	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$523.7	$137.4	$137.8	$87.2	$886.1	$(137.8)	$748.3

Expenses
Products and services sold	345.1	82.7	100.7	58.3	586.8	(100.7)	486.1
Depreciation, depletion and reclamation	87.0	11.1	13.8	20.2	132.1	(13.8)	118.3
Exploration	11.8	—	—	9.7	21.5	—	21.5
Research and development	—	2.3	—	—	2.3	—	2.3
Other	(0.2)	—	7.5	1.8	9.1	(7.5)	1.6
Gain on sale of assets	(2.7)	—	—	—	(2.7)	—	(2.7)
Earnings from Bruce Power						(15.8)	(15.8)
Non-segmented expenses							48.7

Earnings before income taxes and minority interest	82.7	41.3	15.8	(2.8)	137.0	—	88.3

Income tax expense							42.0
Minority interest							(0.9)

Net earnings							$47.2

Assets	$2,365.4	$177.5	$321.6	$349.2	$3,213.7	$(190.4)	$3,023.3
Capital expenditures for the year	$62.0	$6.9	$64.8	$29.0	$162.7	$(64.8)	$97.9

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

(b)	Geographic Segments

		(Restated)	(Restated)
(Millions)	2004	2003	2002

Revenue from products and services
Canada – domestic	$77.4	$40.2	$62.8
– export	244.0	337.5	381.6
United States	404.6	335.0	216.7
Kyrgyzstan	207.8	114.2	87.2
Mongolia	114.7	—	—

	$1,048.5	$826.9	$748.3

Assets
Canada	$3,089.2	$2,882.4	$2,521.8
United States	246.3	233.1	189.4
Kyrgyzstan	494.5	163.7	221.6
Mongolia	193.3	130.0	69.0
Kazakhstan	28.8	22.0	21.5

	$4,052.1	$3,431.2	$3,023.3

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2004, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $86,500,000 (12%) of Cameco’s total revenues. In 2003, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $97,000,000 (14%) of Cameco’s total revenues. In 2002, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $92,000,000 (14%) of total revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

25.	Related Party Transactions

The company purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership (Kitsaki). Harry Cook, a director of Cameco, was the chair of the company and was also the chief of the Lac La Ronge Indian Band, which owns Kitsaki. In 2004, Cameco has paid Kitsaki subsidiary companies $23,100,000 (2003 - $18,800,000) for transportation and catering services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $800,000 (2003 - nil) resulting from these transactions.

26.	Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Net earnings under Canadian GAAP	$278,785	$208,163	$47,237
Adjustment to reverse Canadian GAAP restatement (vi)	—	—	2,597

Net earnings applicable to US GAAP	$278,785	$208,163	$49,834
Add (deduct) adjustments for (d):
Depreciation and depletion (i)	1,618	2,579	2,579
Mineral property costs (ii)	11,028	(7,218)	(7,355)
Pre-operating costs (iii)	3,658	1,512	(866)
Hedges and derivative instruments (iv)	(12,104)	12,304	1,928
Realization of cumulative translation account (v)	—	—	(1,585)
Earnings from Bruce Power (iii)	2,015	(13,938)	(12,481)
Income tax effect of adjustments	(1,808)	2,034	7,651

Net earnings before cumulative effect of a change in accounting policy	283,192	205,436	39,705
Cumulative effect of a change in accounting policy (vi)	—	10,683	—

Net earnings under US GAAP	283,192	216,119	39,705
Hedges and derivative instruments (iv)	32,691	29,508	(6,203)
Foreign currency translation adjustments (v)	(27,266)	(32,309)	859
Unrealized gain (loss) on available-for-sale securities (vii)	36,849	21,410	(334)

Comprehensive income under US GAAP	$325,466	$234,728	$34,027

Basic net earnings per share under US GAAP	$1.65	$1.28	$0.24

Diluted earnings per share under US GAAP	$1.58	$1.26	$0.24

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:

(i)	Balance Sheets

	2004		(Restated) 2003
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
		(Thousands)

Current assets	$851,240	$851,240	$686,087	$680,151
Property, plant and equipment	2,281,418	2,197,594	2,119,784	2,038,234
Long-term receivables, investments and other	732,262	832,924	625,317	624,219
Goodwill	187,184	187,184	—	—

Total assets	$4,052,104	$4,068,942	$3,431,188	$3,342,604

Current liabilities	$296,319	$296,319	$205,648	$205,648
Long-term debt	518,603	518,603	601,048	601,048
Provision for reclamation	166,941	166,941	150,444	150,444
Other liabilities	31,086	31,086	36,196	36,196
Deferred income taxes	533,024	522,114	528,250	485,865

	1,545,973	1,535,063	1,521,586	1,479,201

Minority interest	345,611	345,611	14,690	14,690

Shareholders’ equity
Share capital	750,559	750,559	708,345	708,345
Contributed surplus	511,674	511,674	505,400	505,400
Retained earnings	938,809	850,880	694,423	602,087
Accumulated other comprehensive income
- cumulative translation account (v)	(40,522)	(19,300)	(13,256)	7,966
- available-for-sale securities (vii)	—	60,713	—	23,864
- hedges and derivative instruments (iv)	—	33,742	—	1,051

	2,160,520	2,188,268	1,894,912	1,848,713

Total liabilities and shareholders’ equity	$4,052,104	$4,068,942	$3,431,188	$3,342,604

(ii) Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$137,901	$137,901	$120,436	$120,436
Taxes and royalties payable	55,258	55,258	21,464	21,464
Accrued liabilities	38,538	38,538	25,102	25,102

Total accounts payable and accrued liabilities	$231,697	$231,697	$167,002	$167,002

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Cash provided by operations	$239,070	$242,538	$233,533
Cash used in investing	$(171,715)	$(455,988)	$(79,348)
Cash provided by (used in) financing	$54,014	$251,321	$(130,211)

(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:

(i)	Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. As of 2003 there was no longer any difference in the calculation of an impairment loss between Canadian and US GAAP. However, as a result of previous differences in the amounts of impairment losses recognized under US and Canadian GAAP, there is a difference in the amount of depreciation and depletion charged to earnings.

(ii)	Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit. In addition, since the carrying value of the mineral property is different under US GAAP, interest capitalization is impacted. Accordingly, an adjustment has been made to reduce capitalized interest by $1,614,000 (2003 - nil).

Prior to 2004, the mineral property costs expensed under US GAAP included a provision for loan impairment totaling $12,642,000. Due to the recognition of reserves and the completion of a final feasibility study in 2004, Cameco was able to demonstrate the loan to be recoverable and has reversed the impairment provision.

(iii)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP.

During 2004, $1,048,000 (2003 - $17,917,000) of costs related to the restart of two nuclear reactors at Bruce Power were considered to be start-up costs required to be expensed under US GAAP. As a result of expensing these start-up costs, there is a difference in the capital costs recognized under Canadian and US GAAP. Accordingly, an adjustment has been made to reduce the amount of depreciation charged to earnings by $2,445,000 (2003 - nil).

(iv)	Hedges and Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met to qualify as a cash flow hedge. Changes in the fair value of derivatives that qualify as fair value hedges, are recognized in earnings in the same period as the hedged items. Changes in the fair value of the effective portion of a cash flow hedge are deferred in other comprehensive income with any ineffectiveness of the hedge recognized immediately on the statement of earnings.

For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2004, a gain of $36,465,000 (after tax) relates to the hedging of foreign exchange risk. Of these amounts, $18,909,000 (after tax) would be recorded in earnings during 2005 if market conditions remained unchanged. The impact on other comprehensive income for 2004 is a gain of $38,814,000 (2003 – gain of $26,107,000). During 2004, no net gains or losses from the hedging of net investments were realized.

During 2003, $12,304,000 was excluded from the assessment of hedge effectiveness. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2003, a gain of $250,000 (after tax) relates to the hedging of interest rate risk, a loss of $18,971,000 (after tax) relates to the hedging of gold price risk, and a gain of $38,625,000 (after tax) relates to the hedging of foreign exchange rate risk. During 2004, no net gains or losses from the hedging of net investments were realized.

Bruce Power also has certain derivative instruments that qualify for hedge accounting. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2004, a loss of $2,410,000 (after tax) relates to the hedging of electricity price risk, and a loss of $313,000 (after tax) relates to the hedging of foreign exchange risk. Of these amounts, $914,000 (after tax) would be recorded in earnings for 2005 if market conditions remained unchanged. The impact on other comprehensive income for hedge accounting for 2004 is a loss of $6,123,000 (2003 – gain of $3,401,000).

Prior to August 2003, $3,979,000 of gains related to Bruce Power energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts.

(v)	Realization of Cumulative Translation Account

Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(vi)	Cumulative Effect of a Change in Accounting Policy

In 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $23,000,000, future income taxes by $8,000,000, liabilities by $4,000,000 and opening retained earnings by $11,000,000. Under US GAAP no restatement is required.

(vii)	Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Cameco’s investments in Energy Resources of Australia Ltd., Batavia Mining Ltd. (formerly Menzies Gold NL), Tenke Mining Corp., Maudore Minerals Ltd. (formerly Maude Lake Exploration Ltd.), and Golden Band Resources Inc. are classified as available-for-sale. The investments in Batavia Mining Ltd. and Tenke Mining Corp. were sold in 2004. The fair market value of the owned investments at December 31, 2004 is $79,785,000 (2003 - $41,428,000). The cumulative unrealized gain at December 31, 2004 is $60,713,000 (2003 - $23,864,000).

(e)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco prior to 2003. For periods prior to adoption, companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method.

Cameco adopted the fair value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to new transitional rules related to accounting for stock-based compensation under Canadian and US GAAP, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 and beyond is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted prior to January 1, 2003. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options are:

		(Restated)	(Restated)
	2004	2003	2002
		(Thousands)

Net earnings for the year in accordance with US GAAP as calculated above	$283,192	$216,119	$39,705

Effect of recording compensation expense under stock options plans	(604)	(2,027)	(3,991)

Pro-forma net earnings after application of SFAS 123	$282,588	$214,092	$35,714

Pro-forma basic net earnings per common share after application of SFAS 123	$1.65	$1.27	$0.21

Pro-forma diluted net earnings per common share after application of SFAS 123	$1.58	$1.25	$0.21

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000

Dividend	$0.17	$0.17	$0.17
Expected volatility	20.0%	39.6%	44.8%
Risk-free interest rate	5.0%	5.5%	6.0%
Expected life of option	5 years	8 years	8 years
Expected forfeitures	17.0%	20.0%	20.0%
Weighted average grant date fair values	$3.61	$4.54	$3.23

(f)	New Accounting Pronouncements

In 2004, the FASB issued Statement 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). This statement requires that these items be recognized as current-period charges. Cameco will adopt this standard on a prospective basis beginning January 1, 2005 and does not expect it will have a material impact on its consolidated financial statements.

In 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting, as was provided in the originally issued Statement 123. This Statement also clarifies and expands Statement 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. As a result, public entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments. Compensation cost is required to be recognized over the requisite service period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. This amended statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005. Cameco will adopt this standard on a prospective basis and does not expect it will have a material impact on its consolidated statements.

In 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets, which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Cameco will adopt this standard on a prospective basis beginning January 1, 2005 and does not expect it will have a material impact on its consolidated financial statements.

27.	Comparative Figures Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 26, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash

Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less at time of purchase.

Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.

Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

Non-Producing Properties

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations

Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest

Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion

Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

Research and Development and Exploration Costs

Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. On defined benefit pension plans, past service costs arising from plan amendments and net actuarial gains, and which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants. On retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Cameco measures the plan assets and the accrued benefit obligation on December 31 each year.

Stock-Based Compensation

Cameco has three stock-based compensation plans that are described in note 17. These encompass a stock option plan, a deferred share unit plan and a phantom stock option plan.

Options granted under the stock option plan on or after January 1, 2003 are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the vesting period. For options granted prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration received on exercise of stock options is credited to share capital.

Deferred share units and phantom stock options are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value.

Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third party fabricators process Cameco’s products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is affected.

Amortization of Financing Costs

Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders’ equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders’ equity. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

Derivative Financial Instruments and Hedging Transactions

Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

Earnings Per Share

Earnings per share are calculated using the weighted average number of paid common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.